Mail Stop 4-6


      January 21, 2005


Craig A. Parker
General Counsel and Secretary
Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

Re:  	Emageon, Inc.
	Amendment No. 1 to Form S-1
	File No. 333-120621

Dear Mr. Parker:

    We have reviewed your responses and amendment to Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. See prior comment 3. We are reviewing the graphics you propose for the inside front and back covers of the prospectus. We may have further comment.
Summary
2. See prior comment 4. We do not understand how the information regarding the Industry Data is considered a key aspect of the offering as required under Item 503 of Regulation S-K. As the plain
English principles outlined in Rule 421(d) apply to the front and back cover pages, the summary and risk factors section, this information should be moved to a location in the prospectus after risk factors.
3. See prior comment 9. Please clarify in the prospectus that your basis for including this partial list of customers is that they represent multi-facility healthcare providers with ten or more facilities.

Risk Factors
4. See prior comment 12. We note the risk factor disclosure on pages
7-8 to which you refer in your supplemental response. In light of the revised MD&A disclosure that recognizes that a specific risk associated with the trend toward perpetual licenses is "greater volatility" in operating results, we continue to believe that risk factor disclosure singling out the effect of this deliberate move toward perpetual licenses is warranted. To the extent that this move toward perpetual licenses is inconsistent with any industry trend, disclosure regarding why the company has opted for perpetual over term licenses would be appropriate.
5. See prior comment 13. We note your response on the consideration given to including separate risk factor disclosure regarding contracted backlog and your revised disclosure under two risk factors. Please confirm, if true, that your calculation of backlog is not subject to any material uncertainties. For example, does this number include any renewal options that have not been formally renewed? Is backlog adjusted on a quarterly basis to reflect modifications or renewals of existing contracts or awards of new contracts?

Management`s Discussion and Analysis

Backlog
6. See prior comments 18 and 53. We have reviewed your disclosure in response to prior comment no. 18 and believe you should further expand your disclosure related to existing contractual backlog to quantify by fiscal year the amount you will recognize in periods beyond fiscal year 2005. Also clarify that your backlog amounts include the $25 million of guaranteed fees from Ascension Health, that will be recognized when separate "order addendum" are provided and when your predetermined revenue recognition policies are met.

Sources of Revenue
7. We note your disclosure that the trend toward perpetual licenses has improved the company`s cash flows. Please expand the disclosure to explain further how the license type affects cash flows, e.g., that the improvement relates to short-term liquidity, if true. Revenue Recognition and Deferred Revenue
8. See prior comment 19. Your response indicates that your software license fee is based on estimates of annual study volumes.
Clarify
how you are able to accurately estimate historical experience, particularly where you have a new customer licensing your software.
Supplementally tell us the accuracy of your historical experience surrounding your estimates of annual study volumes. Your response indicates that the fee is not subject to change based on actual study volumes; however, if volumes substantially exceed the estimates, explain why you do not require additional license fees from your users. Also, confirm that in circumstances where use by the licensee falls below the estimated volume, you have not offered return rights, refunds and/or concessions as it relates to future licenses.
9. Prior comment 22. Guarantees: Your revised disclosures surrounding your guarantees on pages 31, 32 and F-14 do not appear to address the system and component guarantees you describe on page 52.
Expand your discussions to describe your accounting for system and component guarantees and the penalty provisions in your agreements.
10. See prior comment 23. We note your response that approximately
$4,000,000 of the balance in current deferred revenue balance at September 30, 2004 relates to two contracts where revenue was deferred in accordance with SOP 97-2. Further expand your disclosure to describe any other events that led to the almost $11,000,000 increase in deferred revenue from December 31, 2003 to September 30,
2004. Also, as previously requested, quantify the amounts of deferred revenues associated with the nature of services to be performed (i.e., support services, up-front services, implementation, etc.).

Results of Operations
11. See prior comment 26.  We note the addition to your
disclosures
relating to the average contract size and mix of perpetual versus term licenses. While that information is critical to an understanding of your financial performance, we believe the disclosures should be further enhanced to provide the context in which the information should be analyzed. Specifically, how would the results of operations have been different if your revenue model had not changed? Does your increase in revenue truly represent an increase in sales or is it the result of up-front revenue recognition caused by a shift to perpetual licenses?  Please advise and revise to
clarify.
12. See prior comment 27. We note your revised disclosure stating that while the impact of perpetual licenses has "generally improved our cash flows," the effect "could also cause greater volatility in
our operating results. . . ."  This disclosure is vague with regard
to what the company`s actual experience has been. If the company has in fact experienced increased volatility in operating results due to license type, this should be specified and quantified to the extent possible.
13. See prior comment 28. On page 35, you revised your disclosure to state that $160,000 of commission expense have been deferred to periods extending beyond September 30, 2004. Is this disclosure intended to suggest that you have paid commissions that have been deferred on your balance sheet? If so, how is the deferral of commissions consistent with your representation in your response that you recognize the expense when incurred, which appears to be when paid? Please advise and revise to clarify.
14. Help us understand why you believe it is appropriate to record the commission expense in the period "when paid" under both of the commission structures you describe in your response. For your prior policy, we understand the only contingency related to the second payment is that the sales person remains an employee at the time payment is otherwise due. If it is probable that the sales person will remain an employee during the ninety-day period, explain why you do not accrue amounts associated with this payment over the ninety-day period in which the payment is earned. Refer by analogy to the guidance set forth in paragraphs 15 through 17 of APB 28. Similarly address the four payments set forth in your new commission structure and explain why it is appropriate to record the expense "when paid."
15. See prior comment 30. You state that you believe the current disclosures of revenue from system sales and revenue from support services are the proper quantification of your material sources of revenue and are meaningful to investors. SEC Release 33-8350 states that the purpose of MD&A, among other things, is to provide information about the quality of, and potential variability of, a company`s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
Tell us why you believe investors have clear and transparent information to ascertain the likelihood that past performance is indicative of future performance if a distinction is not made, and information not provided, between recurring revenue streams, such as maintenance and one-time revenue streams such as installation. Include in your response how management measures performance with respect to revenue generated from your various sources. Does management look only to the broad categories of "system sales" and "support service" or is a more detailed approach employed? Please advise and revise as necessary.

Liquidity
16. See prior comment 33. The revised paragraph on pages 38-39 describing the covenants associated with your subordinated debt agreement does not appear to be complete. What, for instance, are the restrictions incorporated by reference from the April 30, 2004 loan and security agreement? Similarly, you refer to "certain covenants" regarding minimum tangible net worth and quick ratio calculations. Remove the vague reference to certain covenants and replace it with a brief summary of the specific covenants contained in the agreement.

Management
17. Please update the executive compensation information through December 31, 2004. See Telephone Interpretation J.8.B.of the Corporation Finance Manual of Publicly Available Telephone Interpretations, July 1997.
18. Also, the beneficial ownership table, which currently provides information through October 31, 2004, should be updated as of the most recent practicable date. See Item 403 of Regulation S-K.
19. See prior comment 45. Briefly expand the disclosure that bonus targets are dependent on your "revenue and earnings performance." Note that you need not disclose corporate performance targets that must be achieved to earn the bonuses.

Financial Statements

Statements of Operations
20. See prior comment 50. We have reviewed your response to prior comment no. 50; however, we continue to believe that Rule 5-03(b)(1)
of Regulation S-X requires you to separately present net sales of tangible products on the face of your statements of operations and the respective cost of tangible product sales. Please revise to comply with Rule 5-03(b)(1) of Regulation S-X.

Revenue Recognition, page F-10
21. See prior comment 51. Your response indicates that you have revised your revenue recognition accounting policy consistent with your changes to MD&A and critical accounting policies and estimates;
however, the marked copy of the Form S-1 indicates that no changes have been made. Please revise your revenue recognition accounting policies to address all of our comments we issued in our comment letter dated December 18, 2004 as they related to revenue recognition disclosures in MD&A and critical accounting policies and estimates.
For example, your accounting for specified upgrades should be provided in your audited revenue recognition accounting policy.

Exhibits
22. See prior comment 64. We disagree that the agreements cited in our prior comment need not be filed on the basis that they will soon terminate as material contracts to be filed in the registration statement may include contracts to be performed at the time of filing as well as contracts entered into not more than two years before such filing. As to the market promotion agreement with Ascension, tell us the basis for your conclusion that the agreement with a 35% customer is not a material agreement.

    	You may contact Steven Williams at 202-824-5540 or Lisa Mitrovich, Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  404-815-6555
      Daniel T. Falstad, Esq.
      Martin R. Tilson, Esq.
      Matthew Morrison, Esq.
	Kilpatrick Stockton LLP
	1100 Peachtree Street
      Atlanta, Georgia  30309